Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2007	For the Twelve Months Ended December 31, 2006	For the Six Months Ended June 30, 2006
Earnings
Net Income from Continuing Operations	$410	$738	$306
Preferred Stock Dividend	6	11	6
(Income) or Loss from Equity Investees	(2)	(1)	—
Minority Interest Loss	—	1	—
Income Tax	219	390	171
Pre-Tax Income from Continuing Operations	$633	$1,139	$483
Add: Fixed Charges*	303	596	278
Subtract: Pre-Tax Preferred Stock Dividend Requirement	9	18	10
Earnings	$927	$1,717	$751
* Fixed Charges
Interest on Long-term Debt	$245	$465	$224
Amortization of Debt Discount, Premium and Expense	9	16	8
Other Interest	29	75	25
Interest Component of Rentals	11	22	11
Pre-Tax Preferred Stock Dividend Requirement	9	18	10
Fixed Charges	$303	$596	$278
Ratio of Earnings to Fixed Charges	3.1	2.9	2.7